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                                                                  EXHIBIT (c)(5)
                        [LETTERHEAD OF LEHMAN BROTHERS]


                                                                    July 2, 1996

Special Committee of the Board of Directors
Arvida/JMB Managers, Inc.
900 North Michigan Avenue
Chicago, IL 60611-1575

Members of the Board:

We understand that the following two unrelated tender offers (each an "Offer") for units of limited partnership interest ("Units") in Arvida/JMB Partners, L.P. (the "Partnership") have been commenced: (i) an unsolicited offer by Raleigh Capital Associates, L.P. ("Raleigh") to purchase up to 185,000 Units (46% of the outstanding Units) at a purchase price of $411 per Unit, as amended to increase the purchase price to $421 per Unit in cash (the "Raleigh Offer"); and (ii) an unsolicited offer by Walton Street Capital Acquisition Co. III, L.L.C. ("Walton") to purchase up to 185,840 Units (46% of the outstanding Units) at a purchase price of $420 per Unit in cash (the "Walton Offer"). The terms and conditions of the Raleigh Offer are set forth in more detail in the Offer to Purchase relating thereto dated June 19, 1996, as supplemented and amended by Amendment No. 1 thereto dated June 28, 1996 (as amended, the "Raleigh Offer to Purchase"); and the terms and conditions of the Walton Offer are set forth in more detail in the Offer to Purchase relating thereto dated June 27, 1996 (the "Walton Offer to Purchase").

We have been requested by the special committee of the Board of Directors (the "Special Committee") of Arvida/JMB Managers, Inc., in its capacity as general partner of the Partnership (the "General Partner"), to render: (i) our estimate as to the hypothetical liquidation value (the "Hypothetical Liquidation Value") of a Unit based on the assumption that the Partnership commences a theoretical orderly liquidation of the Partnership's assets in October 1997 and completes that liquidation by the year 2002 (the "Liquidation"); and (ii) our opinion as to the adequacy, from a financial point of view, to the holders of the Units as a class, of the consideration offered to such holders in each of the Offers as compared to the Hypothetical Liquidation Value. However, because the decision of each individual holder of Units as to whether to accept the consideration offered pursuant to either of the Offers may be based to a significant extent on such holder's current or anticipated need or desire for liquidity, we have not been requested to opine as to, and our opinion does not in any manner address, the adequacy, from a financial point of view, of such consideration to any particular holder of the Units

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who has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

In arriving at our opinion, we reviewed and analyzed:

     (i) the Raleigh Offer to Purchase and the specific terms and conditions of the Raleigh Offer;

     (ii) the Walton Offer to Purchase and the specific terms and conditions of the Walton Offer;

     (iii) publicly available information regarding the Partnership set forth in the Partnership's Form 10-Q for the quarter ended March 31, 1996 and Form 10-K for the year ended December 31, 1995;

     (iv) financial and operating information with respect to the business, operations and prospects of the Partnership furnished to us by the Partnership;

     (v) independent appraisals, market studies and other information regarding certain of the Partnership's assets furnished to us by the Partnership or obtained from third parties; and

     (vi) a comparison of the financial terms of each Offer with the results of the analysis of the Hypothetical Liquidation Value performed by us as described below.

In addition, we have had discussions with the management of the Partnership and the General Partner concerning the Partnership's business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without assuming responsibility for the independent verification of such information and have further relied upon the assurances of management of the Partnership and the General Partner that they are not aware of any facts that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Partnership, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Partnership as to the future financial performance of the Partnership. However, for purposes of our analysis, and based upon our review of certain independent market data, we also utilized certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the Partnership's projections. In arriving at our opinion, we have not conducted a physical inspection of the Partnership's properties, but have obtained and

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reviewed existing independent appraisals and market studies of certain of the assets of the Partnership. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

You have advised us that, based on current circumstances, the members of the Special Committee currently intend to commence an orderly liquidation of the Partnership's assets in October 1997 and complete that liquidation by 2002. Accordingly, at your direction, the only valuation analysis we have performed is a discounted cash flow analysis applied to the cash distributions to be received by the limited partners in the Partnership based on the financial projections referred to in the preceding paragraph and the assumption that the Partnership commences and completes the Liquidation as described above. The projected cash distributions to limited partners are based on a series of important assumptions underlying such financial projections, including assumptions as to the prices and other terms for which the Partnership's assets can be sold and the timing of those sales. Many of these assumptions are beyond the control of the Partnership and may or may not prove to be correct. Based solely on this limited valuation methodology, we have estimated a Hypothetical Liquidation Value of $565 to $610 per Unit.

Based on the limited valuation methodology discussed above, and subject to the assumptions, limitations and other considerations referred to herein, we are of the opinion that, as of the date hereof, the consideration offered to the holders of the Units in each of the Offers is inadequate, from a financial point of view, to the holders of the Units as a class as compared to the Hypothetical Liquidation Value. However, as mentioned above, we express no opinion as to the adequacy, from a financial point of view, of the consideration offered in each of the Offers to any particular holder of the Units who has an immediate need or desire for liquidity or any particular holder of the Units who anticipates a need for liquidity prior to 2002.

Because, in the future, other alternative strategies may be selected by the General Partner for realizing the value of the Partnership's assets, our analysis described herein cannot and does not take into account the potential value of the Units if other strategies are employed.

We have acted as financial advisor to the Partnership in connection with the Proposals and will receive a fee for our services a portion of which may be dependent upon the price at which a tender offer for the Units is consummated. In addition, the Partnership has agreed to indemnify us for certain liabilities that might arise out of the rendering of this opinion. We also have performed various investment banking services for affiliates of the Partnership and the General Partner in the past and have received customary fees for such services.

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This opinion is for the use and benefit of the Board of Directors of the General
Partner. This opinion is not intended to be and does not constitute a recommendation to any limited partner of the Partnership as to whether or not to accept the consideration offered for the Units in the Offers, whether as a means to liquidate such limited partner's interest in the Units or otherwise.

Very truly yours,

LEHMAN BROTHERS


/s/Robert C. Leiber
- --------------------
Managing Director

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